

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Via E-mail

Mr. David Klein
Executive Vice President and Chief Financial Officer
Constellation Brands Inc.
207 High Point Drive
Building 100
Victor, New York 14644

> **Re: Constellation Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2015**
> **Filed April 28, 2015**
> **File No. 001-08495**

Dear Mr. Ryder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2015

Business, page 1

Investments, Acquisitions and Divestitures, page 2

Glass Production Plant Acquisition, page 2

1. We note the joint venture arrangement with Owens-Illinois, which is expected to supply more than 50% of your beer glass requirements. Please advise us what consideration you gave to filing the agreement under Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 29

2. You characterize amounts as unusual even though there appear to be similar charges or gains in other periods. Please either revise your disclosures in future filings to no longer describe these amounts as unusual or explain to us how each of these amounts meet the requirements of Item 10(e)(ii)(B) of Regulation S-K. Refer also to the guidance outlined in Question 102.03 of the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3. You present subtotals titled total reportable segments in several places that add segment amounts together for statement of operations line items like net sales; gross profit; selling, general and administrative expenses; and operating income. These total reportable segments subtotals appear to represent non-GAAP measures, since they exclude unusual items and consolidation and eliminations adjustments, and they are presented outside of the segment footnote reconciliation. In future filings, please either remove these subtotals or clearly identify these amounts as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 104.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please provide us your revised disclosures.

Constellation Brands, Inc. and Subsidiaries Consolidated Financial Statements, page 52

Note 17. Net Income Per Common Share Attributable to CBI, page 89

4. In future filings, please present and reconcile the numerators used in computing basic and diluted earnings attributable to (a) your Class A common stock and (b) your Class B convertible common stock. Please explain how the earnings allocated to each Class of common stock were calculated or determined. Please also disclose for each Class of common stock any securities, such as stock options or restricted shares, which could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS for the periods presented because to do so would have been antidilutive. Refer to the disclosure requirements outlined in ASC 260-10-50-1. Please provide us your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202)551-3813 or Rufus Decker at (202)551-3769 with any questions regarding comments on the financial statements and related matters. You may contact Ronald Alper at (202)551-3329 or James Lopez at (202)551-3536 with questions regarding any other matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining